

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Scott M. Custer
President and Chief Executive Officer
Crescent Financial Bancshares, Inc.
3600 Glenwood Avenue, Suite 300
Raleigh, North Carolina 27612

Re: **Crescent Financial Bancshares, Inc.**
         Registration Statement on Form S-4
         Filed November 21, 2012
         File No. 333-185118

Dear Mr. Custer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the staff with the board books.

2. Please revise to include the financial projections given to the financial advisors.

3. Please indicate how many shares you are offering. See Item 501(b)(2) of Regulation S-K.

Summary, page 1
Our Recommendations to Shareholders, page 5

4. Please include a substantive reason for the merger in each subsection.

Material U.S. Federal Income Tax Consequences, page 8

5. You must obtain and file an Item 601(b)(8) tax opinion prior to effectiveness. Revise to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement. Also revise the main tax section in response to this comment.

Interests of ECB Officers and Directors in the Merger that are Different Than or in Addition to Their Interests as ECB Shareholders, page 8

6. Quantify the value of the officers' and directors' interests in the merger that are different from the interests of other shareholders. Separately quantify the aggregate compensation they will receive from the referenced advisory board positions, employment agreements, accelerated vesting of restricted stock awards, liability insurance and retirement agreements and benefits. Also, quantify any other such benefits, including, retention bonuses, employee benefit plans, change of control agreements and option conversions. Provide full disclosure and quantification in the main section.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 38

7. Please revise to include the per share equivalent data. See Item 3(f) of Form S-4.

Market Prices and Dividend Information, page 42

8. Please revise to provide the market price information required by Item 3(g) of Form S-4.

Opinion of Crescent's Financial Advisor, page 62

9. Disclose that KBW has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

10. Please disclose any material relationship that has existed between Crescent and KBW during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Opinion of ECB's Financial Advisor, page 72

11. Please disclose any material relationship that has existed between ECB and Sandler O'Neill during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Scott M. Custer
Crescent Financial Bancshares, Inc.
December 18, 2012
Page 3

<u>Material U.S. Federal Income Tax Consequences of the Merger, page 91</u>

12. Revise to summarize the opinions of counsel and to state that the opinions are filed as exhibits. The disclosure should be clear and unqualified that you have opinions of counsel *that* the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

13. Please revise to eliminate language the discussion is "for general information only," page 95, and similar language.

<u>Information about ECB, page 146</u>

14. Revise here or in the MD&A to disclose each loan type as a percentage of total loans and to describe the specific risks, noting which are at higher risk, and the terms and underwriting standards of each loan type. For example, the real estate loan category, comprising 78% of loans, should be further broken down into residential 1-4 family, residential multi-family, construction, commercial, etc.

<u>Information about Crescent, page 224</u>
<u>TARP Participation, page 238</u>

15. State the interest rate of the TARP preferred securities and the date and it will increase to 9%.

<u>Certain Relationships And Related Person Transactions, 330</u>

16. Revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender.* Refer to Instruction 4(c) to item 404(a) of Regulation S-K.

<u>Note F – Loans and Allowance for Loan Losses, page FA-77</u>

17. Please revise your filing to disclose how you determine the delinquency of your acquired loan portfolio as presented in the table on page FA-82. Specifically, disclose if delinquency classification is based upon the contractual loan terms or your expectation of the loans performance determined upon acquisition of the loans.

18. We note from the tables presented on page FA-78 that you have recognized provisions for loan losses of $397 thousand and $1.4 million and charge-offs of $693 thousand and $1.4 million for the three and nine-months ended September 30, 2012, respectively, for your home equity loan portfolio. We also note from this table that these were acquired loans that were not considered purchased credit-impaired loans. Please tell us and revise your filing to disclose your accounting policies for determining the allowance for loan losses for this loan portfolio in addition to explaining the reason(s) for the material provisions and charge-offs recorded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Sharon Blume, Assistant Chief Accountant, at 202-551-3474, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief